Mail Stop 3561

June 6, 2007

Via U.S. Mail

Karen A. Klein
Group Vice President – Legal
Orbitz Worldwide, Inc.
500 W. Madison Street
Suite 1000
Chicago, Illinois 60661

**Re: Orbitz Worldwide, Inc.
        Registration Statement on Form S-1
        Filed May 10, 2007
        File No. 333-142797**

Dear Ms. Klein,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose all websites you own and operate and the URL address of the websites. Furthermore, please clarify whether the contents of the websites are part of the prospectus.

2. We note from page 137 that you will adopt a rights agreement on or prior to the completion of this offering. Please revise the fee table to list the rights.

3. Please provide the information required by Item 505 of Regulation S-K regarding determination of offering price.

4. With a view to better disclosure, please consider including a corporate structure chart in the business section.

Summary
General

5. Revise this section to disclose the percentage of common stock Travelport and its affiliates will continue to own following the public offering and their power to elect all of the members of the board of directors, appoint new management, and to control all matters requiring stockholder approval or consent. Please also include a brief description of certificate of incorporation provisions relating to disclaimers of fiduciary duties by Travelport's officers and directors and any of your officers or directors who is also an officer or director of Travelport.

6. Please revise to balance the disclosure regarding your company. For example, if you choose to discuss your strengths and strategies, you should also disclose the aggregate amount of debt Orbitz Worldwide have incurred and/or will incur concurrently with the consummation of the offering. Discuss how the substantial amount of indebtedness may affect your financial position and your operations. Please also disclose the amount of your net loss for the most recent audited and interim periods. Finally, disclose the amount of your working capital deficit and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

7. Please discuss here and in the competition and the business sections that Travelport may engage in the same or similar business activities and compete with you. Discuss whether Travelport will share the same competitive strengths and strategies under the master license agreement and other agreements you will enter with Travelport upon completion of this offering. Moreover, discuss whether Travelport may have competitive advantages over you because it effectively controls you and may restrict you from certain fundamental actions, such as debt incurrence or asset sales.

8. We note that Travelport entered into a definite agreement on December 7, 2006 to purchase Worldspan. Please disclose that Travelport's subsidiaries, Galileo, Apollo, Worldspan, and Pegasus (who has a master service agreement with Travelport) provides almost all of Orbitz global distribution systems. And unlike the perpetual license Travelport will receive from Orbitz under the Master License Agreement, Orbitz's license to use Travelport's global distribution systems will only be for a period of three years. Please address here and in the risk factor

section that you are dependent upon Travelport and its subsidiaries to provide global distribution systems.

Overview, page 2

9. Please revise the third sentence of the third paragraph to remove the phrase "improve our profitability," which might suggest that you are currently profitable. We note that you have lost money for each of the past five years. Please revise similar language anywhere else in the prospectus, e.g. the first sentence under Company Strategy on page 4.

10. We suggest revising the summary to disclose your plans, if any, for reversing your unprofitable status during a period of strong growth in e-commerce in the travel industry.

Industry Background, page 2

11. Please replace the passive voice assertions in this section with active voice statements so that the reader can determine who has the expectation. For example, the last sentence of the first paragraph has "are expected," and similar language is in the first sentence of the third paragraph.

The Offering, page 6

12. Please disclose here and in the Use of Proceeds section the purpose of remissions to Travelport from the offering proceeds and the senior credit facility you will enter.

13. We note from page 150 that affiliates of certain underwriters are lenders under Travelport's senior credit facility and they may receive a significant portion of the proceeds from this offering. Please name these underwriters here and in the Use of Proceeds and the Underwriter sections.

We are dependent upon third party, page 13

14. Please add a separate, appropriately captioned risk factor about the risk discussed in the third paragraph of this section.

We may not protect our technology effectively, page 16

15. We note your disclosure here that Travelport may compete with you. Please provide a separate risk factor subheading for this risk. Discuss the competitive advantages Travelport has over you, and your dependence on Travelport's global distribution systems.

Market and Industry Data and Forecasts, page 30

16. We note your reference to industry information provided by PhoCusWright Inc. Please file their consent or confirm that data they provided is available either for free or at a nominal cost. See Rule 436 of Regulation C.

Management's Discussion and Analysis, page 43

Impairment of Goodwill and Intangible Assets, page 50

17. We note that the impairments are primarily a result of the decline in the value of ebookers, which performed poorly after the acquisition by Cendant due to various operational issues. Please briefly describe the operational issues and whether they have been fixed.

Tax Sharing Liability, page 61

18. Please revise this section for clarity.

Unfavorable Contracts, page 61

19. Please advise here, or where appropriate, whether it is planned that the unfavorable contract with Worldspan will be amended. If not, please state so.

20. Please disclose the amount or the formula calculating the amount of rebate or fee payable by Orbitz to Founding Airlines under the charter associate agreements. Please provide an estimate of the total liability until the agreements expire in 2013.

Liquidity and Capital Resources, page 63

21. Please revise to expand the disclosure regarding your liquidity requirements for the next twelve months and on a long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

22. We also note that you have lost money for each of the last five years. If you have a plan to reverse this, please discuss.

Financing Arrangements, page 65

23. Please identify Travelport's affiliates who are the lenders on the two intercompany notes.

24. We note that following the offering, you will use your reasonable best efforts to release Travelport from guarantees, letters of credit, surety bonds and other

performance guarantees made on your behalf. We further note that $59 million of the letters of credit will be replaced by letters of credit to be issued under your new senior credit facility. Please quantify the amount of the rest of Travelport's guarantees, letter of credit and surety bonds and explain how you plan to release Travelport.

25. Please disclose the material terms of the senior credit facility you will enter into concurrently with the consummation of this offering. The discussion should include, among other things, the amount, the identity of the lender(s), the collateral assets pledged, the interest rate and the maturity date.

Contractual Obligations, page 66

26. Please advise why obligations noted in footnote 3 and obligation under the charter associates agreements need not be disclosed in the contractual obligations table required by Item 303(a)(5) of Regulation S-K.

27. Please clarify the transaction involving $205 million payable to related parties, as disclosed in footnote 3.

Continued Improvements in Operating Efficiencies, page 75 and Global Technology Platform, page 84

28. Please use plain English when explaining your global technology platform. Avoid using technical language such as "migrate websites onto our global technology platform," "combine best practices across our websites, white label platforms," "open source and standards-based web technologies." If you must use technical terms, please explain the terms.

Intellectual Property, page 91

29. Please discuss the duration and effect of all patents, trademarks, licenses, franchises and concessions you hold. See Item 101(c) of Regulation S-K.

Management, page 100

30. Please disclose the information required by Items 401 and 402 of Regulation S-K for your controller John Bosshart.

Arrangements Between Our Company and Related Parties, page 122

31. Please file each of the agreements mentioned in the first sentence of this section. Please also file Orbitz Worldwide's Senior Secured Credit Agreement and Intercompany Notes with Travelport's affiliates.

32. Please provide the disclosure required by Item 404(b) of Regulation S-K regarding review, approval or ratification of transactions with related persons.

Transition Service Agreement, page 125

33. Please disclose the fees to be paid by you and Travelport for the services to be provided under the Transition Services Agreement.

34. Please explain what you mean by "accounts payable and employee reimbursement services" and discuss the scope and the nature of "hosting services for certain Travelport content."

35. Please discuss how you plan to obtain the services provided by Travelport once the terms of the agreement expire on December 31, 2007.

Master License Agreement, page 128

36. Please disclose the fees to be paid by Travelport and by you under the Master License Agreement.

Commercial Intercompany Arrangements with Other Travelport Business, page 131

37. Please update the status of the new global master agreement between you and Galileo. Once it is finalized, please disclose the terms and file as an exhibit, if material.

Part II
Item 15 Recent Sales of Unregistered Securities, page II-2

38. Please revise to furnish all of the information required by Item 701 of Regulation S-K regarding all securities you sold within the past three years which were not registered under the Securities Act or confirm that you have already done so.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3381 or Michael Fay at (202) 551-32812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

Cc: Gregory A. Fernicola, Esq.
via facsimile: (212) 735-2000